SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 – State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Assembly access link

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders, in addition to the call documents for the Extraordinary General Meeting to be held on 08/10/2023 and, to Shareholder Notice No. 11/2023 filed with the CVM and on the company's IR website on 07/10/2023, the access link to the Digital Platform to participate in the Meeting: https://tenmeetings.com.br/assembleia/portal_/#/?id=7662E5513F75.

Participation via Digital Platform

The Extraordinary General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via Digital Platform, up to 2 days prior to the event, that is, August 08, 2023, the shareholder must access the link that will be sent via email to the shareholders, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

Curitiba, August 01, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 1, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.